Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Union Acquisition Corp. II

Commission File No.: 001-39089

Procaps Group Appoints Dr. Camilo Camacho as President of the Organization

Senior Executive from Abbott Laboratories Latin American EPD Division to Accelerate Procaps Group’s Rollout of Global Growth Initiatives & Strengthen Its Management Team

Procaps Group Reports Unaudited First Quarter 2021 Net Revenues of $78.7 Million, a 33% Increase Versus the First Quarter of 2020

BARRANQUILLA, COLOMBIA – April 12, 2021 – Procaps Group, a leading integrated international healthcare and pharmaceutical company, has appointed Dr. Camilo Camacho as President of the organization.

Dr. Camacho has over 23 years of experience in the pharmaceutical industry in Latin America, with broad experience in marketing, sales, R&D, operations and quality control. He has successfully led integrations of companies after acquisitions, as well as projects involving new businesses, markets and infrastructure.

Dr. Camacho has held leadership positions in five different primary care markets: Cardiovascular, CNS, Respiratory, Gastroenterology and Women´s Health. His career has expanded from family, local, multi-Latin and multinational companies. Prior to his appointment, Dr. Camacho served as Head and General Manager of both the Colombia and North Latin America regions at Abbott Laboratories’ Established Pharmaceutical Division (EPD) from 2014 to 2021. There he led the integration of Abbott Laboratories in Colombia after its acquisition of CFR Pharmaceuticals, and after Lafrancol was acquired by CFR in Colombia.. Previously he worked for CFR Recalcine as a General Manager, and Lafrancol as Vice President. He received his Medical Degree from the Escuela Colombiana de Medicina, Colombia, a Specialist in Pharmacology from the Universidad Nacional de Colombia, and an MBA from the INALDE Business School Colombia.

Furthermore, Procaps Group also reported unaudited net revenues of $78.7 million during the three months ended March 31, 2021, which represents a 33% increase when compared to the same period for 2020. Additionally, Procaps Group’s management team expects gross profit and EBITDA margin to increase when compared to the same period for 2020.

“For more than 40 years, Procaps has developed integral pharmaceutical solutions for people’s health, which has led it to become an important player within the Latin American pharmaceutical market,” said Ruben Minski, Procaps Founder, Chairman and Chief Executive Officer. “On behalf of our board and management team, I would like to welcome Camilo to the position, and we are privileged to have someone of his caliber and prestige serve as our President. With his broad experience in pharma and a history of innovation, product development, operations and marketing, we believe Camilo will be instrumental as we continue to focus on organic growth through diversifying our portfolio and driving regional consolidation through accretive acquisitions. Camilo will help us expand the breadth and depth of our reach as a company, positioning us to continue to create value for our shareholders.”

Dr. Camacho added, “Procaps Group is well positioned as a top-tier pharmaceutical and healthcare player with global reach. I look forward to working with Ruben and the team to execute on the company’s plans focused on operational excellence, expansion and on broadening the company’s overall portfolio.”

On March 31, 2021, Union Acquisition Corp. II (NASDAQ: LATN) (“LATN”), a special purpose acquisition company founded by Kyle P. Bransfield, and Procaps Group announced the execution of a definitive business combination agreement along with a fully committed $100 million PIPE financing investment.

Procaps Group Business and Operational Highlights

Leading regional pharmaceutical player with global reach and accomplished management team

•	Founded in 1977 by the Minski Family with 5,000+ employees across 13 countries

•	Gross revenue of $388 mm in 2020, and projected $436 mm for 2021

•	Innovative delivery technologies transform branded generics into differentiated products

In-house R&D capabilities driving attractive growth opportunities

•	Avenues for growth with a robust pipeline and a high product renewal rate

•	Focus on differentiated, high margin, and high barrier-to-entry products

Leading pharmaceutical integral CDMO specialized in softgels

•	A preferred supplier to the global pharmaceutical companies

•	Top 3 global player by softgel production capacity, with strong growth potential and long-standing reputable clients including Glaxo, Pfizer and Abbott

Proprietary portfolio of branded Rx and OTC products

•	Robust proprietary portfolio with strong growth rates

•	99% of product portfolio is proprietary

Positioned to capitalize on favorable regional dynamics

•	LatAm’s pharma sales expected to outperform global growth

•	Healthcare expenditure expected to reach a 7% CAGR from 2020 – 2022

•	LatAm’s aging population expected to increase boosting demand for pharma

Strong history and focus on ESG Principles

•	Resource saving polices, HR & social programs and governance are important to Procaps

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and has more than 5,000 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

About Union Acquisition Corp. II.

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here.

Important Information About the Merger and Where to Find It

In connection with the proposed business combination, Procaps Group, S.A. (“Holdco”) , a subsidiary of Procaps Group that will be become the holding company of LATN and Procaps Group as of the closing of the proposed business combination, is expected to file a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) that will include a proxy statement of LATN that will also constitute a prospectus of Holdco. LATN, Procaps Group and Holdco urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, LATN and the proposed business combination transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of LATN as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

LATN and Procaps Group and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this press release under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information, including gross profit, EBITDA margin for the first quarter of 2021 and gross revenue for 2021; the closing of the business combination transaction; expectations relating to Procaps Group’s ability to invest in growth and new product categories and capitalize on favorable regional dynamics through organic and inorganic growth; estimated product launches in next three years; expected LatAm pharma sales, healthcare expenditures and boost in demand from aging Latam population; and expected synergies as a result of the appointment of Dr. Camilo Camacho as president of Procaps Group. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of LATN, Procaps Group, or Holdco , prior to or following the completion of any proposed business combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed business combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Form F-4 to be filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522

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